ATVROCKN

A Nevada Corporation

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1813 Winners Cup Dr., Las Vegas, NV 89117 Telephone: (702) 334-4008

June 12, 2012

VIA EDGAR TRANSMISSION AND FACSIMILE

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

Attn: Mr. Donald E. Field

Facsimile: 703-813-6967

Re: ATVROCKN

File No.: 333-176909

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, ATVROCKN, a Nevada corporation (the "Company"), hereby requests that the U. S. Securities and Exchange Commission ("SEC") take appropriate action to cause the above-referenced Registration Statement (File No.: 333-176909) to become effective at 4:00 PM Eastern Standard Time on Friday, June 15, 2012, or as soon thereafter as practicable.

Further, the Company acknowledges that:

  Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

  The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact our corporate counsel, Thomas C. Cook, Esq. at (702) 221-1925 or by facsimile at (702) 221-1963. Thank you for your assistance and cooperation.

Respectfully submitted,

By: /s/ J. Chad Guidry

J. Chad Guidry

Chief Executive Officer